Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Preliminary Pricing Supplement No. 64
dated May 24, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

Pricing Sheet – June 23, 2006

8.5% SPARQS due July 20, 2007
Mandatorily Exchangeable for Shares of Common Stock of
XTO Energy Inc.
Stock Participation Accreting Redemption Quarterly-pay SecuritiesSM
(“SPARQS®”)

Offering Price	:	$40.95 per SPARQS
Exchange Ratio	:	1.0 share of XTO Energy Stock per SPARQS
Yield to Call	:	20%
Interest Rate	:	8.5% per year
Interest Payment Dates	:	October 20, 2006, January 20, 2007, April 20, 2007 and the Maturity Date
Aggregate Principal Amount	:	$5,000,035.95
Pricing Date	:	June 23, 2006
Settlement Date	:	June 30, 2006
Listing	:	None
CUSIP	:	61747S124
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$0.6654 per SPARQS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Preliminary Pricing Supplement No. 64 dated May 24, 2006
Prospectus Supplement for SPARQS dated January 25, 2006
Prospectus dated January 25, 2006